UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM SD

SPECIALIZED DISCLOSURE REPORT
  ______________

POOL CORPORATION
(Exact name of registrant as specified in its charter)

______________

Delaware	0-26640	36-3943363
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

109 Northpark Boulevard, Covington, Louisiana	70433-5001
(Address of principal executive offices)	(Zip Code)

Mark W. Joslin, Vice President and Chief Financial Officer
985-892-5521
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Pool Corporation (the Company, we, us or our) is the world’s largest wholesale distributor of swimming pool supplies, equipment and related leisure products and one of the top three distributors of irrigation and landscape products in the United States. We offer our customers more than 160,000 national brand and Pool Corporation branded products. Since we operate as a distributor, the majority of products that we sell are made to manufacturers’ specifications and sold under the manufacturers’ brand names. We also contract with certain vendors and manufacturers to supply or produce Pool Corporation branded products, which generally consists of affixing a Pool Corporation trademark or label to a generic product. With respect to these products, we may exert varying degrees of involvement in the design process, but in most cases we have no influence over the manufacturing process.
We conducted an extensive review of all of our Pool Corporation branded products manufactured in 2013. All vendors from whom we source Pool Corporation branded products were asked to complete our internally developed questionnaire to identify any products that may contain the minerals within the scope of the legislation, namely: Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. For our reasonable country of origin inquiry, the questionnaire also sought the name of the country of origin for any of these minerals so identified.
In compiling the responses, we learned that certain products we contracted to be manufactured in 2013 under our Pool Corporation brands contain trace amounts of minerals defined above. As described by the manufacturer, these minerals are necessary to the production of the products in order to achieve desired aesthetic finishes. For the products so identified, the manufacturer disclosed that the minerals were sourced from China.
Based on our vendor inquiry procedures, we have no reason to believe that the products we contracted to be manufactured in 2013 contain any minerals defined above that may have originated in the Democratic Republic of the Congo or an adjoining country.

A copy of this Form SD is publicly available on our website at www.poolcorp.com/investors under the heading SEC Filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POOL CORPORATION

By:	/s/ MARK W. JOSLIN
Mark W. Joslin
Vice President and Chief Financial Officer

Dated: June 2, 2014